UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

       DIVISION OF
CORPORATION FINANCE


November 10, 2004

via U.S. mail

Delmar Janovec
President
Ameriresource Technologies, Inc.
4445 South Jones Blvd., Suite 2
Las Vegas, NV 89103



Re:	Ameriresource Technologies, Inc.
	Schedule 14C filed October 28, 2004
	File No. 0-2003


Dear Mr. Janovec:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General Comments

1. Revise to include page numbers in your Schedule 14C.


Proposal Two

2. Revise to disclose how the company will determine the size of the stock split. Additionally, please also be more specific about the range of the stock split. We note your disclosure that you may
effectuate a split of up to a 1 for 40 reverse split.   We may have
further comments based on your response.

3. Revise to clarify whether holders of fractional shares will receive a cash payment for the fractional share or will have the fractional share rounded up to one whole share. We note your disclosure under the heading, "Potential Effects of the Reverse Stock Split." If cash will be paid, revise to indicate how the amount of cash to be paid will be calculated.


*	*	*

Closing Comments

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please file a written statement on EDGAR acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Direct any questions regarding this matter to Michael McCoy at (202) 942-1908 or, in his absence, to the undersigned at (202) 942-1870. Please send all correspondence to us at the following ZIP code:
20549-0405.

								Sincerely,



								H. Roger Schwall
								Assistant Director


cc:	Michael McCoy




Ameriresource Technologies, Inc.
November 10, 2004
page 1